
Mail Stop 3561

February 3, 2017

Via E-mail
Bruce D. Hansen
Chief Executive Officer
General Moly, Inc.
1726 Cole Blvd., Suite 115
Lakewood, CO 80401

> **Re: General Moly, Inc.**
> **Registration Statement on Form S-3**
> **Response dated January 19, 2017**
> **File No. 333-215249**

Dear Mr. Hansen:

We have limited our review of your registration statement and supplemental response to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.   Unless we note otherwise, our references to prior comments are to comments in our January 13, 2017 letter.

General

1.   It remains unclear from your response to comment 1 how you concluded that the transaction is eligible to be made on a shelf basis under Rule 415(a)(1)(i). Accordingly, please revise your offering to rely on a basis other than Rule 415(a)(1)(i) or provide us with further analysis showing how you concluded that your offering is eligible. Please cite the applicable authority on which you rely.

   Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any questions.

              Sincerely,

              /s/ David Link for

              John Reynolds
              Assistant Director
              Office of Beverages,
              Apparel and Mining

cc: Charles D. Maguire, Esq.
    Bryan Cave LLP